July 1, 2021

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accountants for Salamander Innisbrook, LLC. On June 22, 2021 we were dismissed. We have read Salamander Innisbrook, LLC’s statements included under Item 4.01 of its Form 8-K filed on June 28, 2021, and we agree with such statements as made in item 4.01(a).

Very truly yours,

Bethesda, Maryland